Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

March 23, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Old Westbury Funds, Inc.
Definitive Information Statement

File Nos. 033-66528 and 811-07912

Ladies and Gentlemen:

On behalf of Old Westbury Funds, Inc. (the “Corporation”), a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing, pursuant to the conditions of an exemptive order issued to the Corporation by the Securities and Exchange Commission on May 23, 2007, a definitive information statement for shareholders of Old Westbury Global Small & Mid Cap Fund (the “Fund”), a series of the Corporation. The information statement provides shareholders of the Fund information about Mondrian Investment Partners, Ltd., a new sub-adviser for the Fund.

If you have any questions, please contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza